POWERDYNE INTERNATIONAL INC.

45 Main Street

North Reading, Massachusetts 01864

December 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Matthew Derby

Re:	Powerdyne International Inc.
Request for Withdrawal of Registration Statement on Form S-1 (333-291750)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Powerdyne International Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-291750), filed with the Commission on November 24, 2025, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (401) 739-3300 or William B. Barnett, Esq. at (818) 424-6567.

Sincerely,

Powerdyne International Inc.

By:	/s/ James O’Rourke
Name:	James O’Rourke
Title:	Chief Executive Officer

cc:	William B. Barnett, Esq.